Jillian Ivey Sidoti, Esq.
34721 Myrtle Court
Winchester, CA 92592
(323) 799-1342
jillian@jilliansidoti.com
www.jilliansidoti.com
CA Bar #244269

February 8, 2010

Angela McHale
United States Securities and Exchange Commission
Mail Stop 3010
Washington, DC 20549-5546

Re:          CommonWealth Realty Partners, Inc.
Registration Statement on Form S-1
Filed December 16, 2009
File No. 333-163807

Dear Ms. McHale,

Please see the responses to your letter below:

1.	We note that you have filed on Form S-1. Because you intend to invest in real estate, it appears that your offering should be registered on Form S-11. We have changed the form to Form S-11.

2.
We note that you have not yet identified any specific assets to acquire with the net proceeds of the offering. As a result, your offering appears to constitute a "blind pool" offering. Accordingly, as applicable, please provide the disclosures required by Industry Guide 5, or tell us why you do not believe this is appropriate.

We have complied with Industry Guide 5, insofar as it is applicable. For example, we have updated our Cover Page to include a summary discussion of the “Use of Proceeds,” “Risk Factors,” and “Conflicts of Interest.”

Furthermore, for clarity for the prospective investor, we have added the following sections:

•	Suitability Standards
•	Conflicts of Interest
•	Investment Objectives

We have also edited our “Use of Proceeds” to address Industry Guide 5 as well as the comments herein.

We believe our discussion of our “Indemnification” section satisfies the requirements of Fiduciary Responsibility and that our “Undertakings” was also sufficient.

Finally, we have not included any “Prior Performance” tables of the Company’s officer, Mr. Chris Cronin, as all of the properties he has owned in the past were self or bank financed and did not involve investors.

3.
Please note that any sales literature that is to be used in connection with this offering must be submitted to us prior to use, including sales literature intended for broker-dealer use only. Please submit all sales materials proposed to be transmitted to prospective investors, orally or in writing. Please also submit information planned for inclusion on your website. Please be aware that we will need time to review these materials. In addition, note that sales materials must set forth a balanced presentation of the risks and rewards to investors and should not contain any material information or disclosure regarding the offering that is not derived from or disclosed in the prospectus.

The Company does not currently have any sales literature. However, in the event that sales literature is developed for use, the Company will make the proper filing with the Securities and Exchange Commission.

Cover Page of the Prospectus

4.	Please disclose the net proceeds you will receive in accordance with Item 501 (b)(3) of Regulation S-K. We have added the net proceeds.

5.
Since this appears to constitute a blind-pool offering, please revise to remove the cross-reference to the Risk Factors and spell out the material risk factors affecting your company.

We have added the following information:

Risk Factors

We have not identified any properties in which we may invest and you are dependent on the judgment of our sole officer and director. We rely heavily on our sole officer and director, Mr. Chris Cronin.

CommonWealth Realty Partners, Inc. is a development stage company and currently has minimal operations. Any investment in the shares offered herein involves a high degree of risk. You should only purchase shares if you can afford a loss of your investment. Our independent auditor has issued an audit opinion which includes a statement expressing substantial doubt as to our ability to continue as a going concern.

As of the date of this prospectus, our stock is presently not traded on any market or securities exchange and there is no assurance that a trading market for our securities will ever develop.

6.
You state in this section that your offering may be extended for 90 additional days; however, on page 3, you state that it may be extended for 180 additional days. Please revise for consistency.

We have revised this for consistency.

Table of Contents

7.	Please revise your table of contents so that the listed page numbers correspond accurately with the referenced disclosure subheadings. The table of contents has been revised.

Prospectus Summary, page 1

8.
We note your use of the term, "turnkey" to describe services provided to your customers. Please revise to explain the meaning of this term here or in your business section.

To eliminate confusion, we have removed this term.

9.
We note your statement in the third paragraph that you believe that "sales generated in the next twelve months will be sufficient to support the limited costs associated with [your] initial ongoing operations." This statement appears to conflict with your disclosure on page 2, which states that you "anticipate operating losses for at least the next 12 months." In addition, it seems inconsistent with disclosure elsewhere in your prospectus relating to your auditor's report 'and your operation as a "going concern." Please remove this statement or provide a reasonable basis for including it. Please make this same change to your similar statement in the Use of Proceeds section on page 23

We have removed the following sentence, “We believe that sales generated in the next twelve months will be sufficient to support the limited costs associated with our initial ongoing operations.”  We have removed this so that it accurately reflects our auditor’s report and their “going concern.”

10.
Please revise to disclose who will provide your day-to-day services. We note that you currently have only one employee and that he plans to devote "only a small portion of his time to the company going forward."

We have modified this section to read as follows:

“As of the date of this prospectus we have only one officer and one director, acting as our sole employee, who we anticipate devoting only a small portion of his time to the company going forward if we are not able to raise a sufficient amount of capital. Mr. Cronin will be in charge of our day to day operations until such time we are able to hire other personnel. If we are sufficiently financed, Mr. Cronin intends to devote most of his working hours to the Company. Finances permitting, Mr. Cronin will also seek to hire an assistant to assist with the day to day operations.”

11.	Please disclose any persons who are promoters. Currently, the only promoter of the Company is our sole officer and director, Mr. Chris Cronin.

12.
In this section, you state that the proceeds win be used primarily to cover offering expenses, sales and marketing, independent contractors and web site improvement; however, in the Use of Proceeds section, the proceeds have been allocated primarily to property acquisitions and JV arrangements. Please revise to reconcile this discrepancy.

We have updated this section to read as follows:

“Offering expenses, purchase of properties, and funding joint venture agreements”

13.
Some of your current risk factors do not adequately describe the risks to your business. For example, you refer throughout this section your properties, tenants and leases, even though you currently hold no properties and have no tenants or leases. Please review and revise your risk factors to adequately describe the risks to your current business and discuss how your business, financial condition, and/or results of operation would be affected by these risks. Refer to Item 503(c) of Regulation S-K.

We have removed many of the risk factors that are not currently applicable.

14.
Please review your risk factors and eliminate those generic risks applicable to any public company. For example, we note that the risk factor on page 20 regarding the risks related to terrorism and general economic conditions could apply to any company. Alternatively, please revise any generic risk factors to demonstrate risks specific to your business.

We have revised the risk factors and have eliminated the generic risks applicable to any public company.

15.
Please include a risk factor relating to the fact that the offering price was arbitrarily determined and that the price bears no relation to your assets, earnings, book value or other criteria of value.

We have added the following risk factor:

“Our offering price is arbitrary and bears no relationship to our assets, earning, or book value. There is no present public trading market for the Company's Common Stock and the price at which the Shares are being offered bears no relationship to conventional criteria such as book value or earnings per share.  There can be no assurance that the offering price bears any relation to the current fair market value of the Common Stock.”

16.	Please add a risk factor to disclose that Mr. Cronin will have complete control over the company and will therefore make all decisions, including, but not limited to:

•	employment decisions, including his own compensation arrangements;
•	the appointment of other management positions;. And
•	whether to enter into material transactions with related parties.

We have added the following risk factor: “Our President and Director, Mr. Cronin, will have complete control over the company and will therefore make all decisions of which shareholders will have no control. Mr. Cronin, as our president and controlling shareholder, shall make certain decisions without input by the shareholders. Such decisions may pertain to employment decisions, including Mr. Cronin’s compensation arrangements, the appointment of other officers and mangers, and whether to enter into material transactions with related parties.”

We are significantly dependent on our sole officer… page 4

17.
Please revise this risk factor to describe in detail Mr. Cronin's "limited experience" and related risks to the company.

We have added the following:

“Our management has limited experience in running a public company. Although, he has extensive experience in the real estate and construction industries, our sole officer, Mr. Cronin, has no experience in running a public company. He is vaguely familiar with the reporting requirements of the Securities and Exchange Commission. Mr. Cronin will rely on the expertise of outside counsel and consultants to insure proper filing and the meeting of deadlines.”

Available Information, page 21

18.	Please revise to remove reference to materials filed with the commission by the registrant, Westcore Drilling Inc. Removed.

Capitalization, page 22

19.	Please reconcile the amount of additional paid in capital per your capitalization table with your financial statements. This has been reconciled.

Use of Proceeds, page 23

20.
Please describe in greater detail the use of proceeds. Please disclose any specific properties that the company intends to purchase with the proceeds from this offering as well as any planned joint venture arrangements. Please also discuss in greater detail the line item "Down Payment for Properties." Describe the types of properties you plan to acquire and how many. If no specific properties or joint venture investments have been identified, please explain how you came up with the disclosed amounts.

We have added numerous footnotes to the Use of Proceeds and hope that those efforts satisfy this comment.

21.
Please revise to discuss your plans if substantially less than the maximum proceeds are obtained. Refer to paragraph I of the" instructions to Item 504 of Regulation S-K.

We have adjusted the Use of Proceeds table to reflect what our plans are if we raise substantially less than the maximum proceeds.

22.
We note that you intend to incur mortgage indebtedness to acquire properties. Please revise to state the amounts and sources of such other funds needed for each specified purpose and the sources thereof. Refer to paragraph 3 of the instructions to Item 504 of Regulation S-K.

We have added the following footnote to our Use of Proceeds to satisfy this comment:

“We currently have not identified any specific properties. However, we anticipate that we will purchase properties that will a.) cash flow positive to satisfy any debt service and b.) will not cost less than $70,000, but will average $150,000 for single family and more for multi-family and commercial properties. With these parameters set, we believe we will not be able to finance a property with more than 75% financing based on current lending policies. We expect debt service to not exceed 8% per annum based on Bank of America’s current rates. We have not identified any properties, but as we increase our available funds, we expect to purchase properties in greater quantity and size.”

23.
Please indicate the order of priority of each line item in the use of proceeds table if substantially less than the maximum proceeds are raised. Please include a general-description of the use proceeds, including properties that the registrant intends to purchase, if the minimum, maximum or an amount less than the maximum is raised. See Instruction I to Item 504 of Regulation S-K.

Please see our amended Use of Proceeds table which reflects what our intentions are if we are to raise 10%, 25%, 50%, 75%, and 100% of the proceeds.

24.
Please revise your "Legal Copying" fee amount or confirm that the amount disclosed is accurate.

This is not one line item. One item is “Legal” and the other line item is “Copying.” They have been updated accordingly.

Dilution, page 24

25.
Please revise to correct all dilution amounts disclosed. For example, we note that after giving effect to the sale of 1,500,000 shares, the net tangible book value per share would appear to be $0.04 rather than $0.18 as disclosed.

This has been revised.

Plan of Distribution and Terms of the Offering, page 26

26.
Please discuss factors considered in determining the offering price. Refer to Item 505 of Regulation S-K.

We have added the following language:

“The offering price of the stock is arbitrary. There is no present public trading market for the Company's Common Stock and the price at which the Shares are being offered bears no relationship to conventional criteria such as book value or earnings per share.  The Company based primarily on its projected operating results has determined the offering price. There can be no assurance that the offering price bears any relation to the current fair market value of the Common Stock.”

We also direct you to the section entitled “Determination of Offering Price” that immediately follows “Use of Proceeds” and precedes “Dilution.”

27.
 We note that you do not intend to place monies in an escrow account to maintain investor funds. Please tell us how you intend to comply with Rules 10b-9 and 15c2-4 of the Exchange Act without appointing an escrow agent. Tell us what procedures are in place to ensure that funds will be promptly returned to investors.

We are not using a broker-dealer and this offering is self-underwritten. Furthermore, it is a “best efforts” offering and 15c2-4(b) does not apply. Also, the subscriptions from this offering will be received directly by the Company.

Furthermore, we are not offering any refunds for the purchase of any securities. We have made this clear throughout the document that this is a BEST EFFORTS offering and is self-underwritten.

Selling Security Holders, page 26

28.	We note that none of your shareholders are offering any securities in this offering. Please explain why you have included this section or revise to eliminate it. This has been eliminated.

Security Ownership of Certain Beneficial Owners and Management, page 28

29.
Your Selling Security Holders table on page 26 indicates that 10 million shares are held by your founding shareholder's LLC. Please revise this table to reflect this or tell us why this is not appropriate. Also disclose who has voting and investment control over these shares. In addition, please disclose whether the amount beneficially owned by Mr. Cronin includes the stock he "gifted" to his relatives. We note your related disclosure on page 33.

This has been revised to accurately reflect the correct ownership.

Name of Beneficial Owner(1)	Number Of Shares	Percent Before Offering	Percent After Offering
Chris Cronin, President/CEO/Director	9,235,000	92.35%	80.3%
All Directors, Officers and Principal Stockholders as a Group	9,235,000	92.35%	80.3%

Director, Executive Officers, Promoters and Control Persons

Duties, Responsibilities and Experience, page 28

30.
In accordance with Item 401(e) of Regulation S-K, please describe in more detail Mr. Cronin's business experience in the last five years, focusing in particular in the nature of Mr. Cronin's real estate-related services. In such disclosure, identify the specific time periods he has served in each of the positions described.

We have added the following details:

“For the past five (5) years, Mr. Cronin has built and remodeled both single family and multi-family homes for his own account. He purchased and sold all value-added real estate assets. Mr. Cronin’s average purchase values were between $150,000 and $500,000 with a 15% average gross margin. Typically, in the past five years, Mr. Cronin bought and sold three to six properties per year.  Most of his purchases were in the greater Boston area.  Mr. Cronin was also responsible for the property maintenance and property management.”

Description of Securities

Common Stock, page 29

31.
In this section, you state that no preferred stock is outstanding. However, in the Preferred Stock section immediately below, you state that 1 million shares are outstanding. Please reconcile your disclosure.

We have reconciled the disclosure by removing the following sentence:

“No preferred shares were outstanding as of the date of this prospectus.”

Preferred Stock, page 29

32.
Please expand your disclosure in accordance with Item 202(d) of Regulation S-K to provide a more in-depth discussion of the preferred stock, including the rights associated with this stock.

The Preferred Stock carries the following rights and provisions:

Voting Rights:

The holders of a share of the Preferred will have a right to that number of votes equal to the number of shares of Common Stock issued.

Description of Business

33.
Please describe your investment policies. Please include in your disclosure any policies regarding leverage and whether the company may purchase properties from affiliates.

The following has been added:

“Investment Policies

We are looking to purchase various types of properties that fit the following criteria:

Stable/Performing Assets:

Assets that may be purchased as current cash flowing properties that have a low vacancy rate will be purchased at a capitalization rate of 7% to 10%.

Non-performing assets:

Those assets that we identify as “non-performing assets” are those properties that have  little to no cash flow but have potential for great value increases so long as we add value in terms of rehab or management to the property.  We will seek properties with capitalization rates of no less than 10% capitalization upon stabilization.

Quick turnover properties:

We may seek out properties that we can “flip” or purchase and sell in less than a year. We will only seek out properties which we believe we can resell for no less than a 10% gross margin.

Of these, we look to acquire any of the following types of properties:

1.)
Commercial properties (retail, office, and multi-family) including stable assets (those that cash flow, but have little upside on equity) and “value-added” assets where the current asset has little cash flow, but has the potential for great value increases and increased cash flow so long as we add value through rehab or remanaging.

2.)	Residential
i.	Purchase defunct development deals. Deals that have already been permitted and construction or rehab may begin immediately
ii.	Low risk, high margin deals with quick turn-around, also known as “flips.” In the event we only raise 50% of the proceeds herein described, these are the properties we would most likely invest.

We may also elect to enter into a joint venture agreement and invest in the properties of other, non-affiliated developers. We have not identified any joint ventures that we may invest in. We will seek to form relationships with likeminded owner operators/developers located and established in other parts of the country.

We do not intend on acquiring any properties from any related parties.

Overview, page 31

34.
As currently drafted, the description of your business is vague and unclear as to the nature and extent of your current and future operations. Please revise to discuss what services you currently provide and to whom you provide them. In addition, please discuss your planned real estate services and investments.

We have added the following:

“CommonWealth Realty Partners intends to invest in single and multi-family residential properties and certain commercial properties. The Company will purchase, manage, and dispose of revenue producing assets, specifically residential and commercial properties. In addition to owning and operating revenue producing assets, we intend to seek out special situation joint ventures as well as provide property management.”

Management’s Discussion and Analysis of Financial Condition

Background Overview, page 32

35.
Please revise your overview to include management's perspective on the risks and challenges facing your company and how management is dealing with these issues. Refer to Item 303 of Regulation S-K.

We have added the following:

“In the event we are only able to sell a fraction of this offering, we still believe we will be able to scale our operations successfully by locating appropriate sources of capital for our real estate acquisitions such as bank financing. We will also only seek properties that we believe we can afford and effectively manage. We may also look to our sole officer and director, Chris Cronin to loan additional capital to the company to insure proper acquisitions so that the company may be successful.

“We understand a lack of capital will limit our abilities to purchase multiple properties or be able to even purchase the most profitable and lucrative properties. Also, we understand that with the lack of capital comes a lack of negotiating leverage with real estate deals. Therefore, in the event we are unable to obtain sufficient capital, we may not realize the most lucrative real estate deals.”

Liquidity and Capital Resources, page 32

36.
Given your net loss and your remaining cash on hand, it is not clear how you will continue to operate at your current level for the next twelve months.  Please explain.  We also note that your auditors have issued a going concern opinion. Please revise to indicate the course of action that you intend to take to remedy the deficiency and identify and separately describe internal and external sources of liquidity.

We have added the following information:

“In the event that we are unable to raise a substantial amount of the proceeds through this offering, our officer and director, Chris Cronin will lend the cash needed for operating costs or will seek out alternative sources of financing, such as financing from both traditional sources such as a bank, and then hard money loans for the down payments required on properties. In the past, Mr. Cronin has used his own personal credit in order to obtain real estate financing from financial institutions.”

37.	Please reconcile your disclosure that the company has no cash with your financial statements, which disclose $5,000 of unrestricted cash as of November 30, 2009. We have reconciled this.

38.
Please reconcile your disclosure that to date, Mr. Cronin has lent the company $1,600 with the promissory note included as Exhibit 10.1, which states that Mr. Cronin has lent the company $6,300.

The disclosure is correct and the promissory note has been updated and refilled.

39.
We note that the promissory note included as Exhibit· 10.1 states that the note payable to Mr. Cronin is convertible into shares of common stock. Please revise your discussion here and in Note 3 to the financial statements to disclose all significant terms of the note payable to Mr. Cronin. Please also tell us whether you expect any future loans to have the same terms as the current one.

This has been revised. Future loans with Mr. Cronin will most likely have the same terms.

40.
Please explain how you intend to fund operating costs associated with your business in the event that you are unable to raise the entire amount or even a substantial amount of proceeds through this offering.

Please see our answers to comments #35 and #36.

Certain Relationships and Related Party Transactions, page 33

41.
Please revise this section to concisely describe the potential conflicts of interest that are present and clearly identify all transactions and relationships that give rise to such conflicts. As an example, please expand your disclosure to discuss the conflict associated with Mr. Cronin's position as the sole executive officer and director, including, but not limited to, his ability to establish the compensation he is to receive.

The following language was added:
“Mr. Cronin is currently our sole officer and director and therefore, may establish certain rights and privileges that will benefit him. Mr. Cronin may, in the future, establish compensation for himself or for other employees of the Company. Furthermore, after the effect of the sale of all the shares offered herein, Mr. Cronin will continue to be the controlling shareholder.  It should be noted that many of the shareholders of the Company are related to Mr. Cronin.”

Notes to the Financial Statements

Note 1 - Summary of Accounting Policies, page F-6

42.
 Please expand your disclosure to include your accounting policies for organizational and offering costs.

Organizational Costs
Costs of start-up activities, including organizational costs, are expensed as incurred.

Offering Costs
Debt issue costs are deferred and amortized over the term of the related debt. The direct incremental costs of issuing securities (offering costs) are deferred and deducted from the proceeds of the offering.

Part II. Information Not Required In Prospectus

Item 26. Recent Sales of Unregistered Securities, page 40

43.
We note your disclosure under the above-referenced subheadings that you reliedupon the exemption from registration in Section 4(2) of the Securities Act of 1933 for the transactions described· hereunder. Please expand your disclosure to state briefly all facts relied upon to make the exemption available. Refer to Item 701(d) of Regulation S-K.

The following information was added:
“The offering did not involve integration with other offerings. The sale of the securities herein discussed involved a single, discrete offering and were not subject to integration with any other offers or sales, whether registered under the Act or otherwise exempt from the registration requirements of the Act.

“The shareholders have agreed to resale limitations. Thereby, the securities herein discussed are "restricted securities" as defined in Rule 144. Any resales of securities issued pursuant to this section must be in compliance with the registration requirements of the Act or an exemption from those requirements. Ninety days after the Company becomes subject to the reporting requirements of section 13 or 15(d) of the Exchange Act, securities issued under this section may be resold by persons who are not affiliates (as defined in Rule 144) in reliance on Rule 144, without compliance with paragraphs (c), (d), (e) and (h) of Rule 144, and by affiliates without compliance with paragraph (d) of Rule 144.”

Signatures

44.	Please revise your signature page to include the signatures of your principal accounting officer or controller. Revised.

Thank you for your prompt attention.

Sincerely,

/s/ Jillian Sidoti
Jillian Ivey Sidoti, Esq.
Securities Counsel for Registrant

cc: C. Cronin